SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                  24 May 2004


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 24 May 2004
              re:  Result of AGM



                                                               24th May, 2004

NEWS RELEASE

                 ANNUAL GENERAL MEETING OF LLOYDS TSB GROUP PLC

At the annual general meeting, held on Friday, 21st May, 2004, all the resolutions were passed and the results of the polls are as follows:





Resolution                                                 For                      Against                Vote withheld

1. Receiving                              2,686,693,198 shares            11,208,673 shares           112,058,344 shares
   the report and accounts

2. Approval of the directors'         2,611,013,493 shares            92,698,704 shares           106,289,974 shares
   remuneration report

3. Election of directors

 a. Mr P G Ayliffe                        2,788,213,727 shares             6,837,323 shares            14,949,344 shares

(b) Dr W C G Berndt                       2,786,316,831 shares             8,090,215 shares            15,534,381 shares

 c. Mrs A A Knight                        2,783,056,064 shares            11,693,962 shares            15,244,918 shares

(d)     Mrs H A Weir                      2,784,511,076 shares            10,081,035 shares            15,339,140 shares

4. Re-election of directors

(a) Mr Ewan Brown                         2,786,783,293 shares             8,027,780 shares            15,131,648 shares

(b) Mr J E Daniels                        2,786,763,458 shares             8,206,771 shares            14,977,983 shares

(c) Mr D P Pritchard                      2,747,351,528 shares            14,601,734 shares            47,994,247 shares

(d) Mr M A van den Bergh                  2,727,484,210 shares            37,146,606 shares            45,370,559 shares

5. Re-appointment of the                  2,731,668,218 shares            17,603,319 shares            60,661,195 shares
   auditors

6. Directors' authority to set            2,786,503,964 shares             9,440,752 shares            14,061,709 shares
   the remuneration of the
   auditors

7. Directors' authority to                2,771,916,871 shares            20,098,980 shares            17,987,429 shares
   allot shares

8. Directors' power to issue              2,733,969,617 shares            72,624,375 shares             3,401,173 shares
   shares for cash

9. Authority for the company              2,792,111,940 shares             3,344,311 shares            14,548,884 shares
   to purchase its shares

10. Adoption of new articles              2,736,289,745 shares            51,748,101 shares            21,961,109 shares
    of association

11. Approval of a new                 2,576,727,635 shares           154,165,211 shares            79,111,337 shares
    performance share plan and
    changes to the executive
    share option  scheme




      On 21st May, 2004 there were 5,595,385,121 relevant shares in issue.

                                     -ENDS-


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     24 May 2004